UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Chindata Group Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

16955F107**

(CUSIP Number)

APG Asset Management, N.V.

Basisweg 10A

1043AP Amsterdam

Telephone: +31206048000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

The CUSIP number of 16955F107 applies to the American depositary shares (“ADSs”) of Chindata Group Holdings Limited (the “Company”). Each ADS represents two Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”) of the Company.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16955F107

1.	Names of Reporting Persons Boloria Investments Holding B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,506,034 Class A Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,506,034 Class A Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,506,034 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9% of the Class A Ordinary Shares (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on 406,539,105 Class A Ordinary Shares outstanding as of August 7, 2023, as set forth in the Merger Agreement (as defined below), filed as Exhibit 99.2 to the Form 6-K filed by the Company on August 11, 2023 with the U.S. Securities and Exchange Commission (the “SEC”).

CUSIP No.	16955F107

1.	Names of Reporting Persons APG Asset Management, N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,506,034 Class A Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,506,034 Class A Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,506,034 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9% of the Class A Ordinary Shares (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on 406,539,105 Class A Ordinary Shares outstanding as of August 7, 2023, as set forth in the Merger Agreement (as defined below), filed as Exhibit 99.2 to the Form 6-K filed by the Company on August 11, 2023 with the SEC.

CUSIP No.	16955F107

1.	Names of Reporting Persons APG Groep, N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,506,034 Class A Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,506,034 Class A Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,506,034 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9% of the Class A Ordinary Shares (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on 406,539,105 Class A Ordinary Shares outstanding as of August 7, 2023, as set forth in the Merger Agreement (as defined below), filed as Exhibit 99.2 to the Form 6-K filed by the Company on August 11, 2023 with the SEC.

CUSIP No.	16955F107

1.	Names of Reporting Persons Stichting Pensioenfonds ABP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,506,034 Class A Ordinary Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,506,034 Class A Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,506,034 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9% of the Class A Ordinary Shares (1)
14.	Type of Reporting Person (See Instructions) EP

(1)

Based on 406,539,105 Class A Ordinary Shares outstanding as of August 7, 2023, as set forth in the Merger Agreement (as defined below), filed as Exhibit 99.2 to the Form 6-K filed by the Company on August 11, 2023 with the SEC.

This Schedule 13D shall be deemed to amend the statement on Schedule 13G filed by the Reporting Persons with the SEC on January 15, 2021 (the “APG Schedule 13G”).

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”) of Chindata Group Holdings Limited (the “Company”). The principal executive offices of the Company are located at No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012, People’s Republic of China.

Item 2. Identity and Background.

(a) – (c) and (f) This Schedule 13D is being filed jointly by the following Reporting Persons:

(i) Boloria Investments Holding B.V., a Dutch corporation with its principal business in investment holding and its principal business address at Oude Lindestraat 70, 6411EJ Heerlen, Netherlands;

(ii) APG Asset Management, N.V. (“APG NV”), a Dutch corporation with its principal business in investment holding and its principal business address at Basisweg 10A, 1043AP Amsterdam, Netherlands;

(iii) APG Groep, N.V. (“APG Groep”), a Dutch corporation with its principal business in investment holding and its principal business address at Oude Lindestraat 70, Postbus 6401, Heerlen, Netherlands; and

(iv) Stichting Pensioenfonds ABP (“ABP”), a Dutch pension plan with its principal business in investment holding and its principal address at PO Box 4874, 6401 JL Heerlen, Netherlands.

The name, business address, present principal occupation or employment and citizenship of executive officers and directors of Reporting Persons are set forth in Schedule I hereto and are incorporated herein by reference.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

(d) – (e) During the five years preceding the date of this filing, none of the Reporting Persons and the executive officers and directors set forth in Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

The Class A Ordinary Shares being reported on this Schedule 13D were previously reported on the APG Schedule 13G. No Class A Ordinary Shares were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

It is anticipated that approximately US$3.99 billion will be expended to complete the transactions described in Item 4 below. The Investors (as defined below) intend to fund the Merger (as defined below) through a combination of (i) cash contributions by Bain Capital Asia Fund V, L.P. (the “Bain Sponsor”) and Keppel Funds Investments Pte. Ltd. (“Keppel”) as contemplated by the equity commitment letters dated as of August

11, 2023 by and between Parent and each of Bain Sponsor and Keppel, pursuant to which each of Bain Sponsor and Keppel has agreed, subject to the terms and conditions thereof, to provide financing in an amount of US$251,905,969 and US$91,243,684, respectively, for the purpose of funding the Merger consideration, any other amounts required to be paid by Parent pursuant to the Merger Agreement (as defined below) and other fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement, (ii) rollover financing comprised of the cancellation of all or a portion of the Class A Ordinary Share and the Class B ordinary shares, par value US$0.00001 per share, of the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) (including Ordinary Shares represented by ADSs) held by Boloria Investments Holding B.V. (the “APG Rollover Shareholder) and BCPE Bridge Cayman, L.P., BCPE Stack Holdings, L.P., Bridge Management, L.P., BCPE Stack ESOP Holdco Limited, Zeta Cayman Limited and Mr. Chengyan Liu (collectively with the APG Rollover Shareholder, the “Rollover Shareholders”, and such Ordinary Shares deemed contributed to Parent by the Rollover Shareholders, the “Rollover Shares”) at the effective time of the Merger (“Effective Time”) for no consideration from the Company and the receipt by the Rollover Shareholders of newly issued shares of Topco in accordance with the terms and conditions of the relevant support agreements entered into by BCPE Chivalry Topco Limited (“Topco”) and Parent with each of the Rollover Shareholders, and (iii) the proceeds from committed senior term loan facilities contemplated by a debt commitment letter dated June 28, 2023 (the “Debt Commitment Letter”) by and among Merger Sub, Shanghai Pudong Development Bank Co., Ltd. Lujiazui Sub-branch (上海浦东发展银行股份有限公司陆家嘴支行) and Industrial Bank Co., Ltd. Shanghai Branch (兴业银行股份有限公司上海分行) (collectively, the “Arrangers and Underwriters”) pursuant to which the Arrangers and Underwriters have committed to arrange and underwrite senior term loan facilities of US$1,650,000,000 (or its RMB equivalent) to finance, among other things, a portion of the consideration payable for the Merger.

Item 4. Purpose of Transaction.

On August 11, 2023, the Company entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”) with BCPE Chivalry Bidco Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”) and BCPE Chivalry Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Merger”). Parent and Merger Sub are newly-incorporated entities formed on behalf of a consortium consisting of the Rollover Shareholders, Keppel and BCPE Chivalry Newco, L.P., an affiliate of the Bain Sponsor (collectively, the “Investors”). Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including obtaining the authorization by the shareholders of the Company.

Pursuant to the Merger Agreement, (a) each Ordinary Share issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$4.3 per Ordinary Share, in cash without interest and net of any applicable withholding taxes, less certain fees to the ADS depositary in the case of ADSs, other than (i) the Rollover Shares, (ii) Ordinary Shares held by Parent, Merger Sub, the Company or any of their respective subsidiaries, (iii) Ordinary Shares reserved for issuance and allocation pursuant to the Company’s 2020 Share Option Plan (the “Company Share Plan” and each option granted thereunder to purchase Ordinary Shares, a “Company Option”) (the Ordinary Shares described in clauses (i) through (iii), the “Excluded Shares”), and (iv) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “CICA” and such Ordinary Shares, the “Dissenting Shares”), (b) the Excluded Shares will be cancelled without payment of any consideration from the Company therefor, (c) the Dissenting Shares will be cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the CICA, (d) each outstanding vested Company Option will be cancelled and converted into the right to receive an amount in cash equal to (i) the excess of the per share Merger consideration over the per share exercise price of such vested Company Option, multiplied by (ii) the number of Ordinary Shares underlying such vested Company Option, and (e) each unvested Company Option will be cancelled in exchange for the right to receive an employee incentive award to replace such unvested Company Option, pursuant to terms and conditions to be determined by Topco.

Concurrently with the execution and delivery of the Merger Agreement, the APG Rollover Shareholder entered into a Support Agreement with Topco and Parent (the “APG Support Agreement”). Pursuant to the APG Support Agreement, the APG Rollover Shareholder has agreed to receive no consideration for cancellation of all of its Class A Ordinary Shares (the “APG Rollover Shares”) and to subscribe for or otherwise receive newly issues shares of Topco at par value at or immediately prior to the Effective Time, subject to the terms and conditions set forth therein. The APG Rollover Shareholder also agreed, until the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement, not to, among other things, acquire, sell, transfer or otherwise dispose of any APG Rollover Shares or other securities of the Company.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, and the APG Support Agreement, copies of which are attached hereto as is attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and which are incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)–(b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Class A Ordinary Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Class A Ordinary Shares as to which such Reporting Persons have sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

The information set forth in Items 2 and 4 above is hereby incorporated by reference.

APG NV is the exclusive investment manager with the power to vote and make all investment decisions with respect to the securities to which this statement relates. APG Groep owns all of the voting shares of APG NV and ABP owns a supermajority of the shares of APG Groep. As a result of these relationships, ABP and APG Groep indirectly may be deemed to beneficially own all of the securities over which APG NV exercises investment management and voting discretion.

By virtue of their actions in respect of the Merger as described herein, the Reporting Persons may be deemed to be a “group” with the other Investors to the extent such other Investors hold Ordinary Shares of the Company pursuant to Section 13(d) of the Act as a result of their actions in respect of the Merger. However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares and ADSs held by the other Investors. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by the other Investors.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6. The summaries of certain provisions of the Merger Agreement and the APG Support Agreement in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and the APG Support Agreement are filed herewith as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement dated as of August 18, 2023 by and among the Reporting Persons.

99.2	Agreement and Plan of Merger dated August 11, 2023 by and among the Company, Parent and Merger Sub (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Company on August 11, 2023).

99.3	Support Agreement dated as of August 11, 2023 by and among TopCo, Parent, and Boloria Investments Holding B.V.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2023

BOLORIA INVESTMENTS HOLDING B.V.

By:	/s/ Evan Gordon
Name: Evan Gordon
Title: Chief Compliance Officer

APG ASSET MANAGEMENT, N.V.

By:	/s/ Evan Gordon
Name: Evan Gordon
Title: Chief Compliance Officer

APG GROEP, N.V.

By:	/s/ Evan Gordon
Name: Evan Gordon
Title: Chief Compliance Officer

STICHTING PENSIOENFONDS ABP

By:	/s/ Evan Gordon
Name: Evan Gordon
Title: Chief Compliance Officer